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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Third-Quarter 2006 Results

Electronic solutions drive revenue and operating profit growth

$0.22 per common share quarterly dividend declared

Company to realign operations and sell education businesses

(All amounts are in U.S. dollars)

        STAMFORD, Conn., October 26, 2006 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported financial results for the third quarter ended September 30, 2006. Yesterday, Thomson announced a strategic realignment of its operations, including the intent to sell its education businesses.

Consolidated Third-Quarter Financial Highlights:

  •
  Revenues increased 5%, to $2.4 billion, primarily as a result of organic growth of 3%. Each market group posted organic revenue growth in the quarter.

  •
  Operating profit increased 6%, to $549 million, as a result of stronger operating performance and the continued success of efficiency initiatives.

  •
  Thomson Learning is included in Continuing Operations as the decision to divest the business was made subsequent to the end of the quarter. Thomson Learning will be included in Discontinued Operations when the fourth-quarter results are released.

  •
  Excluding results from Thomson Learning, organic revenue growth was 5% and operating profit grew 11%, as a result of improved operating performance. These results also include $9 million in net costs from THOMSONplus initiatives. Excluding results from Thomson Learning and the impact of THOMSONplus, operating profit margins improved 120 basis points.

  •
  Earnings attributable to common shares were $418 million, or $0.65 diluted earnings per share, compared with $308 million, or $0.47 diluted earnings per share, in the third quarter of 2005. Earnings in the quarter include $31 million from discontinued operations. Earnings in the prior-year period included $17 million, primarily related to costs associated with early redemption of bonds. After adjusting for these items and the normalization of the quarterly effective tax rate, earnings were $391 million, or $0.61 per share, compared with $331 million, or $0.50 per share, in the year-ago period.

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  •
  Net cash provided by operations of $633 million was generated by the company, compared with $540 million in the third quarter of 2005. Free cash flow increased from $390 million in 2005 to $461 million in the current year period, driven by improved operating performance across the company.

        "We delivered solid performance this quarter, reflecting good organic revenue and earnings growth, and continued success in executing on our THOMSONplus initiatives," said Richard J. Harrington, president and chief executive officer of Thomson.

        "Importantly, Thomson continued to drive growth via our electronic solutions, the most profitable segments of our business and main engines of organic growth," said Mr. Harrington. "Electronic workflow solutions continued to gain traction in the marketplace. Checkpoint, our premier tax and accounting solution, posted its 15th consecutive quarter of 15% plus growth; we built momentum for our new Thomson ONE financial solution in the investor relations and corporate communications markets; and our Thomson Pharma solutions grew 38% in the quarter.

        "To sharpen our strategic focus on providing essential electronic workflow solutions to business and professional markets, we will realign our operations effective January 1, 2007 around six existing strategic business units. As part of this realignment, we plan to sell our Thomson Learning businesses," he said. "After the sale of Thomson Learning, the vast majority of our sales will come from electronic products and services with recurring revenues that are currently growing at high rates."

        Mr. Harrington said the company expects the sale of the education businesses to be completed in 2007.

        "These initiatives are part of the natural evolution of Thomson as we pursue our strategic vision," Mr. Harrington added. "The realignment will speed decision-making, increase organizational transparency and create a more efficient cost structure. We believe these changes will drive growth across the company and enhance value for shareholders."

Third-Quarter Operational Highlights:

  •
  Thomson's electronic solutions, software and services continued to set the foundation for growth within the company, rising 8% in the quarter. Thomson's electronic solutions, software and services accounted for 63% of total revenue in the quarter.

  •
  The THOMSONplus program remained on track with good progress being made across its technology, finance and customer-focused initiatives. THOMSONplus generated $4 million of savings in the quarter and incurred $13 million of costs related to those initiatives. For the full year, Thomson remains on track to generate $10 million in savings while incurring $70 million of costs. By 2009, Thomson expects to generate total run-rate savings of approximately $150 million annually.

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  •
  Yesterday, Thomson announced the realignment of its operations slated to take effect January 1, 2007. Underpinning the strategic realignment is a series of initiatives to streamline operations, improve efficiencies, drive revenue and free cash flow growth, and improve margins.

  •
  As part of the realignment, Thomson announced its intention to divest the entirety of its Thomson Learning business via three independent sales processes: the sale of NETg, a corporate education and training business; the sale of Prometric, a provider of technology-driven assessment and testing services; and the sale of Thomson's higher education, careers, and library reference businesses.

  •
  Yesterday, Thomson also announced that it has agreed to sell NETg to SkillSoft PLC (NASDAQ: SKIL) for approximately $285 million. The sale is expected to be completed in the second quarter of 2007.

    Also in the quarter, Thomson completed the sale of Peterson's, K.G. Saur and American Health Consultants. The sales process for Thomson Education Direct, IOB and Thomson Medical Education businesses are progressing.

Market Group Third-Quarter Highlights:

Legal & Regulatory

  •
  Revenues increased 7%, to $903 million, and segment operating profit grew 12%, to $278 million. Organic revenue grew 6%, while acquisitions and currency each accounted for less than 1%.

  •
  Organic revenue growth was driven by double-digit increases in online solutions and strong growth in the software and services businesses. This growth was somewhat offset by a shift in timing of bar review service revenues from the third quarter to the second quarter of 2006. In addition, growth was tempered by stable revenues in print and CD products, which as part of the normal business cycle comprise a greater percentage of the group's third- and fourth-quarter total revenue.

  •
  Thomson's North American legal products and services continued to achieve solid revenue growth across all customer segments led by strength in Westlaw, which was driven by the Litigator suite of products. FindLaw continued its double-digit revenue growth in the client development market.

  •
  Revenue in the Thomson tax and accounting business was also up significantly, led by Checkpoint, InSource and UltraTax.

  •
  Double-digit revenue growth of international online solutions, driven by strong performance in Europe and Australia, resulted in good growth for Thomson's international legal and regulatory businesses.

  •
  Segment operating profit growth and a 130 basis point margin improvement resulted from higher revenue and continued operating leverage across the businesses.

Financial

  •
  Revenues increased 6%, to $505 million, and segment operating profit increased 14%, to $97 million. Organic revenue growth was 3%, growth from acquisitions was 2% and foreign exchange contributed 1%.

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  •
  Organic revenue growth was dampened by slower growth in fixed income trading due to softness in U.S. treasuries and mortgage-backed securities, and by the discontinuation of a low margin service in the wealth management segment.

  •
  Thomson Financial continued to drive growth globally via its Thomson ONE family of solutions. Both the institutional equities and corporate segments drove growth via Thomson ONE Equity and Thomson ONE Corporate solutions respectively. The investment banking segment also exhibited strong growth, performing well in Europe and Asia.

  •
  Revenue growth also benefited from contributions of acquired companies, including Quantitative Analytics Inc., a provider of financial database integration and analysis solutions, and AFX News, a real-time financial news agency.

  •
  Segment operating profit growth and segment operating profit margin improvement of 130 basis points reflected the flow through of profitable revenue and continued operating leverage across the segment.

Scientific & Healthcare

  •
  Revenues were $233 million, up 8% from 2005, and segment operating profit increased 20%, to $49 million. Organic revenues grew 4%, acquisitions contributed 3% and foreign exchange had a 1% impact.

  •
  Scientific & Healthcare continued its strong performance with double-digit revenue growth in its information solutions, including increased subscriptions for the Web of Science, increased sales of Thomson Pharma solutions and increased healthcare management decision-support solutions from Medstat.

  •
  Revenue growth also benefited from contributions from recent acquisitions, including MercuryMD, a provider of mobile information systems serving the healthcare market and a shift in timing of the release of certain PDR print products from the second quarter of 2005 to the third quarter of 2006.

  •
  In October, Thomson further built upon its success in the healthcare decision-support market with the acquisition of Solucient, an advanced healthcare analytics and information company. With Solucient and Medstat, Thomson accelerates its plan to deliver integrated management decision-support tools that create the most comprehensive view of the healthcare enterprise.

  •
  Segment operating profit growth and margin improvement of 200 basis points benefited from revenue growth and continued operating leverage across the segment.

Learning

  •
  Revenues grew 2% to $794 million and segment operating profit increased 2% to $250 million. Organic revenue grew just over 1%, while acquisition and currency growth were each under 1%.

  •
  Revenue growth was driven by an 8% increase in the global higher education businesses, with strong performance across both domestic and international segments. Approximately 3% of the increase was attributable to timing of certain shipments to customers.

  •
  Overall revenue growth was constrained by weakness in the e-testing and e-learning segments.

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Corporate & Other

        Corporate and other expenses increased to $50 million in the third quarter of 2006, versus $39 million in the third quarter of 2005, due primarily to costs associated with THOMSONplus.

Consolidated Financial Highlights for Nine-Months 2006:

  •
  Revenues increased 6%, to $6.4 billion, comprised of 5% organic revenue growth and 1% from acquisitions. Excluding Thomson Learning, revenue rose 7% with organic revenue growth of 6%.

  •
  Operating profit increased 11%, to $1.0 billion, driven by improvements in all market groups. Excluding Thomson Learning, operating profit rose 12%.

  •
  Earnings attributable to common shares were $725 million, or $1.12 diluted earnings per share, in the first nine months of 2006, compared with $681 million, or $1.04 diluted earnings per share, in the prior-year period. Earnings in the first nine months of 2006 include $36 million in net other income, primarily resulting from the sale of an interest in WebCT in the first quarter of 2006. The prior-year period included one-time income of $137 million from the release of tax credits. After adjusting for the tax credits, other income, the normalization of the quarterly effective tax rate and discontinued operations, earnings were $685 million, or $1.06 diluted earnings per share, in the first nine months of 2006, compared with $535 million, or $0.82 diluted earnings per share, in the prior-year period.

  •
  Net cash provided by operations of $1.3 billion was generated by the company, compared with $1.2 billion in the previous year period. Free cash flow was $886 million, versus $775 million in the first nine months of 2005. The increase was largely due to higher operating profit in the current year, partially offset by the timing of working capital.

Dividend

        The Board of Directors declared a quarterly dividend of $0.22 per common share payable on December 15, 2006 to holders of record as of November 22, 2006.

Normal Course Issuer Bid

        Since beginning share repurchases in May 2005, Thomson has purchased approximately 17.0 million common shares for a total cost of approximately $629 million. As of October 25, 2006, Thomson had approximately 640.8 million issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. Shares repurchased under the bid are cancelled.

2006 Outlook

        Thomson expects full-year 2006 revenue growth to be in line with the company's long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven primarily by existing businesses, supplemented by tactical acquisitions. Excluding investments in the THOMSONplus program, Thomson expects continued improvement in its operating profit margin in 2006. Thomson also expects to continue to generate strong free cash flow in 2006.

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The Thomson Corporation

        The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of third-quarter results beginning at 8:30 am ET today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

        The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

        This news release, in particular the section under the heading "2006 Outlook" includes forward-looking statements, such as the Corporation's expectations and intentions regarding its full-year financial results that are based on certain assumptions and reflect the Corporation's current expectations. Forward-looking statements also include statements about the Corporation's beliefs and expectations related to its strategic realignment of operations and plans to sell its Thomson Learning businesses. There can be no assurance that the Thomson Learning businesses will be sold within the timeframes specified in this release, or at all. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2005. A discussion of material assumptions related to the Corporation's 2006 Outlook is contained in its most recently filed management's discussion and analysis. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues	2,430	2,304	6,431	6,039
Cost of sales, selling, marketing, general and administrative expenses	(1,632)	(1,556)	(4,735)	(4,463)
Depreciation	(174)	(166)	(474)	(451)
Amortization	(75)	(66)	(226)	(225)

Operating profit	549	516	996	900
Net other (expense) income(1)	(5)	(17)	36	(14)
Net interest expense and other financing costs	(60)	(59)	(169)	(169)
Income taxes	(96)	(141)	(122)	(48)

Earnings from continuing operations	388	299	741	669
Earnings (loss) from discontinued operations, net of tax	31	10	(12)	15

Net earnings	419	309	729	684
Dividends declared on preference shares	(1)	(1)	(4)	(3)

Earnings attributable to common shares	418	308	725	681

Basic and diluted earnings per common share	$0.65	$0.47	$1.12	$1.04

Basic weighted average common shares	642,384,089	654,404,078	645,000,569	655,291,124

Diluted weighted average common shares	644,419,186	655,701,229	646,734,711	656,152,584

Reconciliation of Earnings Attributable to Common Shares to
Adjusted Earnings from Continuing Operations(2)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings attributable to common shares	418	308	725	681
Adjustments:
One time items:
Net other expense (income)	5	17	(36)	14
Tax on above items	—	1	(1)	1
Release of tax credits	—	—	—	(137)
Interim period effective tax rate normalization(3)	(1)	15	(15)	(9)
Discontinued operations	(31)	(10)	12	(15)

Adjusted earnings from continuing operations	391	331	685	535

Adjusted diluted earnings per common share from continuing operations	$0.61	$0.50	$1.06	$0.82

Notes

(1)
"Equity in net losses of associates, net of tax" has been reclassified to "Net other income" in the previous period to conform to the current period's presentation. For the nine month period ended September 30, 2006, net other income primarily represents the gain on the sale of WebCT.

(2)
Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(3)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

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Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	September 30, 2006	December 31, 2005
Assets
Cash and cash equivalents	491	407
Accounts receivable, net of allowances	1,654	1,639
Inventories	323	314
Prepaid expenses and other current assets	363	316
Deferred income taxes	248	248
Current assets of discontinued operations	72	86

Current assets	3,151	3,010
Computer hardware and other property, net	711	757
Computer software, net	733	743
Identifiable intangible assets, net	4,348	4,386
Goodwill	9,299	8,891
Other non-current assets	1,406	1,374
Non-current assets of discontinued operations	128	277

Total assets	19,776	19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	519	191
Accounts payable and accruals	1,501	1,686
Deferred revenue	1,019	994
Current portion of long-term debt	276	98
Current liabilities of discontinued operations	109	139

Current liabilities	3,424	3,108
Long-term debt	3,785	3,983
Other non-current liabilities	824	812
Deferred income taxes	1,530	1,536
Non-current liabilities of discontinued operations	20	36

Total liabilities	9,583	9,475
Shareholders' equity
Capital	2,768	2,726
Retained earnings	6,970	6,992
Accumulated other comprehensive income	455	245

Total shareholders' equity	10,193	9,963

Total liabilities and shareholders' equity	19,776	19,438

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Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operating activities
Net earnings	419	309	729	684
Remove (income) loss from discontinued operations	(31)	(10)	12	(15)
Add back (deduct) items not involving cash:
Depreciation	174	166	474	451
Amortization	75	66	226	225
Net gains on disposals of businesses and investments	—	(4)	(44)	(5)
Loss from redemption of bonds	—	23	—	23
Deferred income taxes	(8)	23	(3)	26
Other, net	61	43	208	11
Voluntary pension contribution	—	(11)	(5)	(11)
Changes in working capital and other items	(67)	(71)	(270)	(214)
Cash provided by operating activities — discontinued operations	10	6	2	25

Net cash provided by operating activities	633	540	1,329	1,200

Investing activities
Acquisitions	(225)	(149)	(443)	(245)
Proceeds from disposals	—	3	60	4
Capital expenditures, less proceeds from disposals	(155)	(135)	(395)	(389)
Other investing activities	(14)	(11)	(39)	(25)
Capital expenditures of discontinued operations	(2)	(3)	(5)	(8)
Proceeds from (income taxes paid on) disposals of discontinued operations	86	—	105	(105)
Other investing activities of discontinued operations	—	(3)	—	(3)

Net cash used in investing activities	(310)	(298)	(717)	(771)

Financing activities
Proceeds from debt	—	400	—	400
Repayments of debt	—	(411)	(73)	(556)
Net borrowings under short-term loan facilities	143	129	299	289
Premium on debt redemption	—	(22)	—	(22)
Repurchase of common shares	(67)	(84)	(358)	(129)
Dividends paid on preference shares	(1)	(1)	(4)	(3)
Dividends paid on common shares	(138)	(128)	(415)	(378)
Other financing activities, net	5	10	21	23

Net cash used in financing activities	(58)	(107)	(530)	(376)

Translation adjustments	2	(2)	2	(7)

Increase in cash and cash equivalents	267	133	84	46
Cash and cash equivalents at beginning of period	224	318	407	405

Cash and cash equivalents at end of period	491	451	491	451

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net cash provided by operating activities	633	540	1,329	1,200
Capital expenditures	(155)	(135)	(395)	(389)
Other investing activities	(14)	(11)	(39)	(25)
Capital expenditures of discontinued operations	(2)	(3)	(5)	(8)
Dividends paid on preference shares	(1)	(1)	(4)	(3)

Free cash flow	461	390	886	775

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

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Business Segment Information *
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	Change	2006	2005	Change
Revenues:
Legal & Regulatory	903	843	7%	2,658	2,458	8%
Learning	794	776	2%	1,632	1,561	5%
Financial	505	475	6%	1,489	1,403	6%
Scientific & Healthcare	233	216	8%	669	633	6%
Intercompany eliminations	(5)	(6)		(17)	(16)

Total revenues	2,430	2,304	5%	6,431	6,039	6%

Operating Profit:
Segment operating profit
Legal & Regulatory	278	249	12%	759	677	12%
Learning	250	246	2%	216	208	4%
Financial	97	85	14%	268	225	19%
Scientific & Healthcare	49	41	20%	127	110	15%
Corporate and other(1)	(50)	(39)		(148)	(95)

Total segment operating profit	624	582	7%	1,222	1,125	9%
Amortization	(75)	(66)		(226)	(225)

Operating profit	549	516	6%	996	900	11%

*    Notes to business segment information for continuing operations

(1)
Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with the Corporation's stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Legal & Regulatory	55	49	160	147
Learning	64	62	147	136
Financial	44	42	134	133
Scientific & Healthcare	9	9	27	27
Corporate and other	2	4	6	8

	174	166	474	451

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QuickLinks

Consolidated Statement of Earnings (millions of U.S. dollars, except per common share data) (unaudited)
Reconciliation of Earnings Attributable to Common Shares to Adjusted Earnings from Continuing Operations(2) (millions of U.S. dollars, except per common share data) (unaudited)
Consolidated Balance Sheet (millions of U.S. dollars) (unaudited)
Consolidated Statement of Cash Flow (millions of U.S. dollars) (unaudited)
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1) (millions of U.S. dollars) (unaudited)
Business Segment Information * (millions of U.S. dollars) (unaudited)